12g3-2(b) File No. 82 -4965

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Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International
Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

20 July 2007

SUPPL

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b).
The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

12g3-2(b) File No. 82-[illegible]

Commercial success maintained in a competitive market under regulatory pressure

[illegible]

Brussels, 20 July 2007

Key figures	H1 2007	H1 2006	Variation
Total active customers(1) (mobile telephony)	3,169,733	3,010,590	+5.3%
Consolidated turnover (Mio €)	747.2	760.1	-1.7%
Total service revenues (Mio €)	720.0	736.8	-2.2%
ARPU(2) (€ /month)	33.0	35.3	-6.5%
EBITDA (Mio €)	302.0	308.9	-2.2%
Consolidated net profit (Mio €)	150.7	147.0	+2%
Net profit per ordinary share (€)	2.33	2.24	+1.7%
Net investments (Mio €)	53.8	60.2	- 10%

(1) The 'machine-to-machine' cards, as well as the MVNO cards are not included in the number of active customers. The customer base including MVNO cards amounts to 3,240,616 customers.

(2) Monthly Average Revenue per User (rolling average of the previous 12 months).

Today, Mobistar (Euronext Brussels: MOBB) announces its results for the first half of 2007. In a market with increased competition and strong regulatory pressure, Mobistar maintains good commercial results. On 30 June 2007, the operator counts 3,169,736 active customers, an increase of 5.3 % compared to end of June 2006. The customer base including the MVNO cards amounts to 3,240,516, an increase of 60,031 customers compared to end of 2006. The share of postpaid customers continues to grow and on 30 June 2007 reaches 53.4 % of the total number of active customers, compared to 40 % the year before. The growth in number of postpaid customers cannot prevent the ARPU being influenced by a reduction of the mobile termination rates (MTR) and the lower wholesale roaming rates. On 30 June 2007, the ARPU amounts to 33.0 euro, a reduction with 6.5 % over one year. The consolidated turnover amounts to 747.2 million euro on 30 June 2007. As a result of its efforts in cost management and optimisation of its organisation, Mobistar can maintain its profitability. The consolidated EBITDA amounts to 302 million euro and is stable at 41.9 % of the service revenues. In addition, the net profit raised with 2 % to 150.7 million euro, or 2.33 euro per share.

Favourable results with commercially innovating products

In a market with increased competition and strong regulatory pressure, Mobistar reconfirms its commercial strength, thanks to innovative products such as Mobistar At-Home for the residential market and Mobistar One Office Voice Pack for the professional market. In the first semester of 2007, through these successful innovations, the operator managed to attract 58,031 new customers, including 27,560 via its MVNOs.

Mobistar At-Home makes calling to fix numbers in Belgium and abroad from home using a mobile phone cheaper than with a fixed phone. Customers no longer need a fixed line at all, and enjoy greater convenience.

One Office Voice Pack combines fixed and mobile telephony for the professional market, allowing the customer to enjoy a more advantageous rate per minute, free calls between employees of the same company and more efficient call transfers.

The success of Mobistar At-Home and Mobistar One Office Voice Pack confirms the operator's strategy. In the residential market, Mobistar substitutes fixed telephony with mobile telephony; in the professional market, the operator provides convergent solutions.

The MNP figures (Mobile Number Portability) for the first half of 2007 also confirm the success of Mobistar's attractive products. In the first six months, Mobistar is the only operator to achieve a positive balance with a net gain of 22,371 new customers.

Evolution of the customer base: increasing proportion of postpaid customers

On 30 June 2007, Mobistar counts 3,189,736 active customers, compared to 3,010,603 active customers one year earlier, or an increase of 5.9 %. The customer base, including MVNO cards, amounts to 3,240,516, or an increase with 221,003 customers compared to the end of June 2006. The increase in the number of customers confirms the success of Mobistar's commercial strategy. In the corporate segment, Mobistar managed to renew a number of big contracts, while in the SOHO and SME market, Mobistar was successful with its bundles. In the residential market, Mobistar already has 46,000 At-Home contracts by the end of June 2007, since its launch in March 2007.

Thanks to a strong growth in the number of subscribers, the postpaid/prepaid ratio in the customer base improved. The number of postpaid customers increased with 273,661, or 10 % more than in June 2006. On 30 June 2007, the postpaid/prepaid ratio reaches 53.4/46.6, compared to 48/52 the year before. The growth in postpaid customers has been as strong on the professional side as it has been on the residential side.

At the end of the first semester, Mobistar registers 24,823 ADSL customers. The majority of the customers opted for ADSL Connect, an internet service without a fix line subscription at the incumbent operator.

The Average Revenue per User (ARPU) under regulatory pressure

Due to an accelerated reduction of the mobile termination rates (MTR) with 16.6 % in November 2006 and with 20 % in May 2007, the lower roaming wholesale rates and the increased competition between the operators, the Average Revenue per User (ARPU) evolved from 39.06 euro at the end of June 2006 to 33.9 euro by the end of June 2007. The ARPU is supported by the further increase in the number of postpaid customers and an increased usage. In the first half of 2007, the average use per customer (minutes/SMS) increased with 17.5 % ( ), or 250.7 SMS and min/month compared to 213.4 in 2006.

The increased use, thanks to the sustained success of Tempo Music, does not prevent prepaid ARPU to decrease from 17.2 to 16.5 euro, exclusively as a result of lower mobile termination rates (MTR).

The postpaid ARPU is influenced by the profile of the new postpaid customers, of which an important part has migrated from prepaid, as well as by the strong price pressure in the business market, which can only be compensated partially by increased use. The postpaid ARPU

has evolved from 59.6 euro on 30 June 2006, to 49.5 at the end of June 2007.

Service revenues

The regulatory pressure mentioned above has also influenced the service revenues. The negative net impact amounts to 30.3 million euro in the first half of 2007, or more than 4 % of the turnover. The decrease of the mobile termination rates is responsible for a negative net impact of 16 million euro on the revenues and the lower roaming wholesale rates on their side for a net impact of 14.3 million euro. However, this decrease was limited by a continuous increase in revenues generated by its customers. On 30 June 2007, the service revenues reach a total of 720.9 million euro, compared to 736.8 million euro at the end of June 2006 - a decrease by 2.2 %.

For mobile activities, the service revenues decreased with 2.3 %, from 694 million euro at the end of June 2006 to 678.2 million euro on 30 June 2007.

The service revenues of the fix activity remain stable. At the end of June 2007, this amounts to 42.7 million euro, compared to 42.8 million euro on 30 June 2006.

The consolidated turnover, including the sale of mobile phones, amounts to 747.2 million euro on 30 June 2007 compared to 758.1 million euro in the previous year, or a decrease by 1.4 %.

Maintain of profitability

Thanks to the growth of the customer base and the increased use of the services, as well as the effective cost management in all the company's activities, Mobistar managed to maintain its profitability.

This confirmation is the result of a successful outsourcing of some network activities, implemented in May 2007, as well as the continued and efficient cost management of the distribution through an expansion of the own points of sale.

At the end of the first semester of 2007, the consolidated EBITDA amounted to [illegible] million euro, compared to 303.9 million euro realised end June 2006. Despite strong regulatory pressure, the EBITDA margin remains stable at 41.9 % of the service revenues.

For the mobile activity, the EBITDA amounted to 302.8 million euro in the first six months of the year, compared to 308 million euro in the previous year or a slight increase in the margin from 44.4 % to

44.7 %.

The EBITDA of the fix activities in the first six months of 2007 amounted to -0.7 million euro, and comparable with the 1 million euro in the first semester of 2006. However, it was substantially higher than the -7.3 million euro of the second semester of 2006. These results were achieved through a number of cost saving initiatives, such as a focus on sales through the own distribution channel and an optimisation of the product portfolio.

The net profit increases with 2 %, mainly due to lower depreciations, to 150.7 million euro by 30 June 2007, compared with 147.8 million euro in the previous year. This represents a net profit per ordinary share of 2.38 euro on 30 June 2007, against 2.34 euro in June 2006.

Investments

In the first half of 2007, the investments amounted to 59.3 million euro, or 8.1 % of the service revenues. Special attention was given to the further expansion of the 3G/HSDPA network and to the optimisation of the deep-indoor coverage of the 2G network. Mobistar also completely renewed its MSC infrastructure (Mobile Switching Center), which has already been partially taken into use.

The expansion of the own distribution channel continues. At the end of June 2007, Mobistar had 20 own Mobistar Centers, as well as 124 Mobistar Centers managed by agents. The operator thus increases the efficiency of its distribution and lowers its acquisition costs.

Trends

Mobistar will continue to position itself as a commercial innovator, and to adapt its products and services further to meet evolving customer needs even better. In addition, the operator will continue to manage its costs.

In May 2007, Mobistar signed an agreement for the take-over of 90 % of the capital of VOXmobile valued at 80.3 million euro. The take-over has been completed with a 'closing' on 2 July 2007, as planned. The consolidation of the results of the Luxembourg operator will start as from the second semester of 2007.

The implementation of the planned synergies for both parties, facilitating additional growth for Mobistar, started successfully with a.o. crossborder offers to corporate Belux companies.

Mobistar's commercial growth will continue in 2007, both in the residential and the professional market. Mobistar will strengthen its value share mainly because of its strong performance in the postpaid segment. Still, the lower Mobile Termination Rates (MTR) imposed by the regulator in November 2006 and May 2007 and the regulation of roaming rates by the European Union, will have a negative impact on the evolution of both turnover and net profit.

Within this context, Mobistar confirms both for turnover and net profit a slight decrease of 2 to 4 % for the financial year 2007 (the consolidation of VOXmobile included as of 2 July 2007).

[illegible]

Report of the statutory auditor to the shareholders of Mobistar SA on the review of the interim condensed consolidated financial statements as of June 30, 2007 and for the six-month period then ended

We have reviewed the accompanying interim condensed consolidated balance sheet of Mobistar SA (the "Company") as at June 30, 2007 and the related interim condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Financial Reporting Standard *IAS 34 Interim Financial Reporting* ("IAS 34") as adopted for use in the European Union. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

We conducted our review ("revue limitée/beperkt nazicht" as defined by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren") in accordance with the recommendation of the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren" applicable to review engagements. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards of the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren" and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 as adopted for use in the European Union.

12g3-2(b) File No. 82-4965

Brussels, July 18, 2007

Ernst & Young Reviseurs d'Entreprises SCC
Statutory auditor
represented by Herman Van den Abeele, Partner

Interim condensed financial statements of Mobistar S.A. as at 30 June 2007

(Mio €)	Notes	Mobistar Group		
		30.06.2007	[illegible]	Variation (%)
Service revenue		720.0	7[illegible]3.0	-2.2%
Handsets sales		23.5	21.5	23.6%
Other operating revenue		14.6	13.0	6.0%
Interconnection costs		-162.2	-171.4	-6.4%
Costs of equipment and goods sold		-77.0	-72.0	6.9%
Services and other goods		-145.4	-140.8	3.2%
Employee benefits expenses		-[illegible]	-70.5	-6.5%
Depreciation, amortisation and impairment		-91.6	-91.5	-10.7%
Other operating charges		-7.0	-7.6	3.9%
EBITDA margin in % of service revenue		41.5%	41.0%	-
Finance income		2.4	1.1	118.2%
Finance costs		-1.0	-0.0	25.0%
Tax expense	6	-71.5	-70.1	1.6%
Profit attributable to equity holders of the parent		150.7	147.0	2.0%
Basic earnings per share (in €)		2.[illegible]	2.32	1.7%
Weighted average number of ordinary shares		63,209,070	63,277,071	
Diluted earnings per share (in €)		2.5[illegible]	2.3[illegible]	1.7%
Diluted weighted average number of ordinary shares		63,291,073	63,2[illegible]	

(*) Since there are no discontinued operations, the profit of the period corresponds to the result of continued operations.

Interim condensed financial statements of Mobistar S.A. as at 30 June 2007

(Mio €)	Notes	30.06.2007	31.12.2006
ASSETS			
Goodwill		10.6	10.6
Intangible assets	8	305.3	325.3
Tangible assets	8	488.5	491.2
Other non-current assets		0.2	0.2
Deferred taxes		0.0	0.6
Inventories	9	6.6	7.0
Trade receivables		166.6	166.2
Accrued revenue		33.5	33.1
Other current assets		19.3	15.6
Cash and cash equivalents	4	57.3	68.0

		30.06.2007	31.12.2006
EQUITY and LIABILITIES			
Share capital	11	337.1	356.7
Share premium	11	0.1	0.5
Legal reserve		35.0	35.0
Retained earnings	5,10	238.7	371.6
Long-term trade payables		1.3	1.0
Long-term provisions		13.6	13.0
Deferred taxes		0.2	0.0
Short-term borrowings	4	21.3	2.4
Trade payables		226.2	240.7
Employee benefits related liabilities		29.5	31.8
Current taxes payable		68.1	19.6
Deferred income		45.2	44.4
Dividends payable		55.3	0.7
Other payables		1.3	0.4

Interim condensed financial statements of Mobistar S.A. as at 30 June 2007

(Mio €)	Share Capital	Share Premium	Legal Reserve	Treasury Shares	Retained Earnings	Total Equity
Share-based payment - Discounted Share Pay Plan					1.8	1.8
Profit for the period					147.8	147.8
Dividends					-151.9	-151.9
Exercise of share options	0.1	0.2				0.3
Incorporation share premium in share capital	20.7	-20.7				0.0
Purchase of treasury shares				-0.1		-0.1
Sale of treasury shares				10.1	-1.6	8.5
Equity transactions costs					-0.3	-0.3

	Share Capital	Share Premium	Legal Reserve	Treasury Shares	Retained Earnings	Total Equity
Profit for the period					150.7	150.7
Dividends					-284.8	-284.8
Incorporation share premium in share capital	0.4	-0.4				0.0
Equity transactions costs					-0.8	-0.8

Interim condensed financial statements of Mobistar S.A. as at 30 June 2007

(Mio €)	30.06.2007	30.06.2006
Result of operating activities after net finance costs	221.[illegible]	217.8
Adjustments for:		
Depreciation, amortisation and impairment	91.5	91.3
Fair value Discounted Share Pay Plan	0.0	1.8
Inventories (increase -, decrease +)	0.[illegible]	-3.2
Trade receivables (increase -, decrease +)	-0.[illegible]	32.1
Deferred tax assets (increase -, decrease +)	0.[illegible]	4.1
Accrued revenue (increase -, decrease +)	-3.[illegible]	-4.7
Other current assets (increase -, decrease +)	-0.7	3.3
Trade payables (increase +, decrease -)	-14.2	-72.3
Employee benefits related liabilities (increase +, decrease -)	-2.5	-5.4
Current taxes payable (increase +, decrease -)	40.5	44.7
Deferred tax liabilities (increase +, decrease -)	0.2	0.0
Deferred income (increase +, decrease -)	0.5	-22.8
Dividends (increase +, decrease -)	64.6	5.7
Other payables (increase +, decrease -)	0.8	0.3
Long-term provisions (increase +, decrease -)	0.5	1.7
Tax expense	-70.5	-68.0
Deferred taxes	-0.7	-4.1
Purchase of intangible and tangible assets	-69.5	-69.2
Short-term borrowings	10.[illegible]	0.0
Share capital and share premium - share options exercise	0.0	0.3
Net purchase of treasury shares	0.0	-0.6
Equity transactions costs	-0.[illegible]	-0.3
Dividends paid	-2[illegible]	-151.9
Cash and cash equivalents at beginning of period	63.0	54.6

(*) Net cash from operating activities includes:		
- Interest paid	0.1	0.2
- Interest received	2.5	1.1
- Income taxes paid	34.1	34.0

Notes to the interim condensed consolidated financial statements of Mobistar S.A. as at 30 June 2007

1. Statement of compliance

The interim condensed consolidated financial statements for the six months period ended 30 June 2007 have been prepared in accordance with IAS 34 *Interim Financial Reporting* and were authorised for issue by the Board of Directors on 19 July 2007.

2. Accounting policies

The accounting policies and methods of computation adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the consolidated financial statements for the year ended 31 December 2006.

The following IFRS standards and IFRIC interpretations have been adopted starting January 1, 2007:

IAS 1 - Amendments - Capital Disclosures
IFRS 7 - Financial Instruments: Disclosures
IFRIC 7 - Applying the Restatement Approach under IAS 29
IFRIC 8 - Scope of IFRS 2
IFRIC 9 - Reassessment Embedded Derivatives
IFRIC 10 - Interim Financial Reporting and Impairment

These new standards and interpretations do not have any impact on the interim consolidated financial statements as at 30 June 2007.

The company has changed the accounting policy following the adoption of the interpretation IFRIC 10 as follows: "The company will not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost".

3. Basis for consolidation

The consolidation perimeter remains unchanged since 31 December 2006 and includes Mobistar S.A. (100%) and 50% of the joint venture 'Irisnet' by application of the interpretation SIC 12.

4. Cash and cash equivalents, financial liabilities (Mio €)

Cash and cash equivalents include cash on hand and cash deposits with a maximum term of 3 months. Bank and inter-company cash pooling overdrafts are classified as short-term financial liabilities.

	30.06.2007	[illegible]
Cash and cash equivalents		
Cash on hand	(*) 67.3	7.0
Intercompany cash pooling deposit	0.0	60.7
Total cash and cash equivalents	67.3	67.5
Financial liabilities		
Bank overdraft	2.6	2.4
Intercompany cash pooling overdraft	10.0	0.0
Total short-term borrowings	21.3	2.2
Net debt	[illegible]	[illegible]

(*) Cash on hand balance as at 30 June 2007 includes 65.3 million euros that will be used for the dividends payable as at 30 June 2007.

Notes to the interim condensed consolidated financial statements of Mobistar S.A. as at 30 June 2007

5. Dividend paid (Mio €)

On 2 May 2007, the Annual General Assembly of shareholders has approved the payment of an ordinary dividend of 2.70 euros and of an extraordinary dividend of 1.80 euro per ordinary share. The payment of the dividends was effective from 9 May 2007 and 6 June 2007 onwards respectively.

	30.06.2007	30.06.2006
Ordinary dividend on ordinary shares (year 2005)	-	151.6
Ordinary dividend on ordinary shares (year 2006)	170.8	-
Extraordinary dividend on ordinary shares (year 2006)	113.9	
Total	284.8	151.6

6. Income taxes (Mio €)

The major components of tax expense are as follows:

	30.06.2007	30.06.2006
Current income tax	70.5	66.0
Deferred tax expense arising to the origination and reversal of temporary differences	0.7	4.1
Total tax expense	71.2	70.1

7. Segment information (Mio €)

Mobistar's internal management reporting to the Board of Directors and to the Chief Executive Officer is structured on a business segment basis.
The following primary business segments are identified:
- Mobile segment: delivers mobile phone equipment and services to residential and corporate customers.
- Fix voice & data segment: provides fix voice, data and internet services to residential and corporate customers.

Inter-segment sales and discontinued operations are shown separately when applicable.

	30.06.2007			30.06.2006		
	Mobile	Fix	Total	Mobile	Fix	Total
Revenue						
Service revenue	678.2	42.7	720.9	694.8	42.0	736.8
Handsets sales	23.1	0.2	23.5	21.3	0.0	21.3
Total turnover	704.3	42.9	747.2	716.3	42.0	758.1
Other operating revenue	14.0	0.6	14.6	13.0	0.0	13.9
Total revenue	718.3	43.5	761.0	729.3	43.7	772.0
Results						
Result of operating activities before depreciation and amortization (EBITDA)	302.6	-0.7	302.0	303.0	1.0	303.9
EBITDA margin in % of service revenue	44.7%	-1.7%	41.9%	44.4%	2.3%	41.9%
Result of operating activities (EBIT)	222.0	-1.5	220.5	217.5	0.1	217.6
Net finance income			1.4			0.3
Tax expense			-71.2			-70.1
Net profit or loss			150.7			147.8

8. Property, plant and equipment (Mio €)

For the 6 months period ending 30 June 2007, capital expenditure was amounting to 58.3 million euros to be compared with an amount of 69.2 million euros for the same period in 2006. This temporary decrease is expected to be compensated in the second half of 2007 when the outsourcing of the network deployment and operational activities to our partner Ericsson will be fully effective (see below).

Depreciation charge as at 30 June 2007 totalling 81.6 million euros includes the recognition of impairment losses and the impact resulting from the review of the useful live of some assets for an amount of 5.9 million euros (30 June 2006: 2.5 million euros).

Disposals of fully depreciated equipment were amounting to 24.2 million euros (2006: 14.3 million euros).

Notes to the interim condensed consolidated financial statements of Mobistar S.A. as at 30 June 2007

9. Inventories (Mio €)

	30.06.2007	31.12.2006
Inventories - Gross amount	9.9	9.6
Reserve for obsolete and slow moving items	-3.3	-2.6
Inventories - Net carrying amount	6.6	7.0

10. Discounted Share Purchase Plan 2006

The Remuneration Committee of Mobistar approved in 2006 a discounted share purchase plan (DSPP) whereby selected categories of the personnel of Mobistar had the right to buy Mobistar shares at a discounted purchase price representing 100/120 of the market price.
The subscription period was open on 12 April 2006 to 21 April 2006 included.
According to the provisions of the plan, the shares were immediately vested at the grant date but could not be sold for a period of 2 years after the date of purchase.
The shares issued under the DSP Plan had the right to receive dividends from the date of issuance.
Mobistar purchased 150,760 own shares for a total amount of 9.1 million euros and sold these shares for a total amount of 7.6 million euros.
The fair value of the shares issued under the DSP Plan has been evaluated at 1.9 million euros or an average fair value of 12.74 euros per share.

11. Share capital and share premium (Mio €)

In the frame of the share options plan granted in 2001 to the employees of Mobistar, a total of 1,430 share options has been exercised during the 6 months period ending June 2007 at the price of 32.65 euros each.

Following a decision made by the Annual General Assembly of shareholders held on 2 May 2007, the share capital has been increased by absorption of the share premium as at 31 December 2006 without creation of new shares.

	Share capital	Share premium	Number of ordinary shares	Number of share options
As at 1 January 2007	386.7	0.5	63,239,921	1,831
Exercise of 1,430 share options at 32.65 euros each	PM	PM	1,430	-1,430
Transfer share premium to share capital	0.4	-0.4		
As at 30 June 2007	357.1	0.1	63,291,351	401

12. Capital commitments and other contingencies (Mio €)

As at 30 June 2007, capital commitments in network related intangible and tangible assets are amounting to 33.6 million euros (30 June 2006: 43.6 million euros).

In May 2006, Mobistar renegotiated its commercial relationship with one of its major distributors.
A new contract was signed for a fixed period of 5 years. Aside from the remuneration which will be attributed on new subscriptions, the agent will be also remunerated on the customer base existing as of the date of the contract renewal.
Besides, a contingent remuneration liability exists on the condition that existing customers remain active after the end of the current contractual term until the period of 5 years has expired.
As at 30 June 2007, the related liability is amounting to 3.9 million euros compared to 2.6 million euros as at 30 June 2006.
Mobistar committed also to support the commercial activity of the agent upon condition of the achievement of a minimum annual volume of new subscriptions.

13. Related party transactions (Mio €)

	Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
France Télécom	25.4	19.0	11.6	23.1
France Télécom subsidiaries	8.3	7.1	5.6	3.0
Total	33.7	26.1	17.2	23.1

The terms and conditions applied to sales and purchases of traffic and services, to the centralised treasury management agreement, to the revolving credit facility agreement as well as to the interest-bearing loans and borrowings are determined on an arm's length basis according to the normal market prices and conditions.
There is no outstanding guarantee provided to or received from any related parties at the balance sheet date.
No allowance for doubtful debtors on amounts owed by related parties is outstanding at the balance sheet date.

Notes to the interim condensed consolidated financial statements of Mobistar S.A. as at 30 June 2007

14. Outsourcing of the mobile and fix network deployment and operational activities to Ericsson

On 10 April 2007, Mobistar and Ericsson signed an agreement organizing the outsourcing of the Mobistar telephone network deployment and operational activities with effect from 1 May 2007 for a period of 6 years.

In order to achieve this outsourcing project, 142 Mobistar team members became Ericsson employees under the governance of the legal work collective convention CCT-CAO 32bis. Mobistar will not incur any further obligation regarding the personnel transferred to the partner.

Network infrastructure remains the sole property of Mobistar but some software tools will be sold to Ericsson in the second half of 2007 and will be used to perform and control the network activities on behalf of Mobistar.

15. Events after the balance sheet date

No adjusting event arose between the balance sheet date and the date at which the interim condensed consolidated financial statements have been authorised for issue.

On 21 May 2007, Mobistar signed an agreement for the take-over of the Luxembourgian mobile telephone operator VOXmobile. On 2 July 2007, Mobistar acquired 90% of the VOXmobile shares for an amount of 60,271 thousand euros paid in cash. Besides, Mobistar has to exercise a call option on the remaining 10% of shares at any time and at its entire discretion but no later than 2 July 2010. The exercise price of the call option will be the fair market value with a minimum of 0,030 thousand euros and a maximum of 13,350 thousand euros increased by a carrying interest equal to Euribor 3 months.

VOXmobile supplies mobile and fix services for telephony and internet. The company has a license for GSM 900/1800, UMTS and fix telephony and exploits its own network.
In May 2004, commercial activities were started up and in two years, VOXmobile succeeded in obtaining a market share of 20% in the Grand-Duchy.
In 2006, VOXmobile realised a turnover of 27.7 million euros and a net result of -6.8 million euros.
The group, consisting of VOXmobile and its two subsidiaries TOPLINE Distribution, exploiting the points of sale, and MOSKITO Productions, a communication agency, employs about 100 staff members.
Prior to the acquisition, the shareholders were BIP Investment Partners S.A. and Audiolux S.A. who each owned 37.5% together with the present management of VOXmobile, through the investment company BIXO, who owned 25% of shareholding.

After the acquisition, the 10% subject to the call option are still held by the investment company BIXO.

The acquisition of VOXmobile will be financed through temporary withdrawals from the intercompany cash pooling facility (3.6 million euros) and from the intercompany revolving credit facility (78 million euros). The total funding will be reimbursed by the end of 2007 through the operating cash flow generated by Mobistar.

With this acquisition, Mobistar is looking for geographic expansion and extra growth. There are already commercial agreements between Mobistar and VOXmobile for offers to big companies in Belgium and Luxembourg.
The acquisition creates a lot of opportunities for VOXmobile too, such as joint product development, optimisation of the 2G and 3G networks and economies of scale in network investments and purchase activities.

VOXmobile will continue to exist as a separate entity and will continue to use its own infrastructure and means.
The purchase agreement stipulates a continuity of the present management.

As the Company obtained control of VOXmobile on 2 July 2007, the condensed interim financial statements as at 30 June 2007 do not include any figures of VOXmobile. VOXmobile will be consolidated for the first time as from 2 July 2007.
IFRS 3 "Business Combinations" is applicable to the transaction and the Company is still in progress of applying IFRS 3.

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